UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DS Healthcare Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23336Q109

(CUSIP Number)

Daniel Khesin, 17689 Middlebrook Way, Boca Raton, FL 33496 – (347) 276-259

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Daniel Khesin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,211,173 shares owned directly
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER
		10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,386,173(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(3)
14	TYPE OF REPORTING PERSON IN; CP

(1)

Rescission of beneficial ownership of shares; no moneys or other consideration involved.

(2)

Of 4,211,173 common shares still owned directly by Khesin, 825,000 shares are collaterized and may not be votable shares.

(3)

This percentage of Mr. Khesin’s ownership is determined by dividing 3,386,173 common shares by 22, 148,675 issued and outstanding as of December 22, 2015 per prospectus filed on December 22, 2015.

CUSIP No.	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER

DS Healthcare Group Inc. (DSKX)

Common Shares

ITEM 2.	IDENTITY AND BACKGROUND

N/A

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No Funds or consideration were used to rescind all of the voting agreements of shares beneficially provided to Mr. Khesin on or about March 31, 2016.

ITEM 4.	PURPOSE OF TRANSACTION.

Amended 13d filing to reflect the termination of beneficial shares provided to Mr. Khesin as reported in the March 31, 2016 13d filing.  This amendment reflects Mr. Khesin’s direct ownership of shares post termination.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Exhibit A  Termination Notice dated June 28, 2016 terminating the beneficial ownership of shares provided to him for the purpose of ceding him voting control over the shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

A	Termination Notice dated June 28, 2016 terminating the beneficial ownership of shares provided to him for the purpose of ceding him voting control over the shares.

CUSIP No. 784589 10 3	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Daniel Khesin
Name: Daniel Khesin, Individually
Chief Executive Officer of DS Healthcare Group, Inc.

Dated: June 28, 2016

[Signature Page to Schedule 13D]

EXHIBIT INDEX

Exhibit Number	Exhibit Name

A	Termination Notice dated June 28, 2016 terminating the beneficial ownership of shares provided to him for the purpose of ceding him voting control over the shares.